UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
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                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                              Sequential
  Exhibit                   Description                       Page Number
  -------                   -----------                       -----------

    1.          Press release, dated February 11, 2004             3









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
                                                                       EXHIBIT 1
CONTACTS
Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------                 ---------------------------


                                                           FOR IMMEDIATE RELEASE


            INDIA'S RELIANCE INFOCOMM SELECTS SIEMENS/ALVARION FOR A
            --------------------------------------------------------
                            NATIONWIDE ACCESS PROJECT
                            -------------------------

                                      -----


TEL-AVIV, ISRAEL, FEBRUARY 11, 2004 - Alvarion Ltd. (NASDAQ: ALVR), the global leader in wireless broadband solutions, today announced that Reliance Infocomm Ltd., a subsidiary of the Reliance Group, has chosen the WALKair(TM) LMDS solution for an access network that it is building throughout India.

Reliance Infocomm is using LMDS technology to complement its Wireline and Wireless CDMA network to offer integrated services. Alvarion and Siemens Public Communication Networks (Pvt.) Ltd., India have been selected as the supplier for LMDS technology with responsibility of design, supply and installation / commissioning of all equipment.

Over the next two years, Reliance plans to deploy Alvarion's solution for last-mile connectivity throughout all major cities in India, using the 10.5Ghz licensed band. For first phase deployment, Alvarion has recently shipped equipment valued over $2.5 million.

The Reliance Group, established Reliance Infocomm with the goal of becoming one of the world's 10 largest telecommunications service providers by 2007. As the first stage in achieving this goal, Reliance Infocomm is now building a trans-India converged network based on advanced CDMA, fixed-telephony, and other technologies. It has secured necessary 10.5 GHz spectrum allocation in India's major cities as the basis for its BWA network which will be part of this initiative.

Mr. Werner Schachermeier, Managing Director of Siemens Public Communication Networks (Pvt.) Ltd., India, said, "We are proud to be part of this pioneering project, and to be deploying one of the world's largest BWA networks. The proven price-performance and flexibility of the WALKair(TM) solution was an important factor that helped us secure the deal. We have begun first-phase installation and look forward to a smooth and rapid deployment."

Mr. Tzvika Friedman, President and COO of Alvarion, added, "We are delighted that our advanced technology will play a strategic role in helping this prestigious group become one of the world's leading telcos. Throughout the world, established carriers have begun to recognize the logic of using BWA as a flexible, cost-effective complement to their wireline and cellular networks. This major project is another sign that BWA is an important broadband solution for unserved areas, a trend which benefits Alvarion, the leading BWA player."


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
ABOUT RELIANCE INFOCOMM
Reliance Infocomm Ltd. is part of the Reliance Group, India's largest business conglomerate. The Reliance Group contributes 3% of India's GDP and 5% of its total exports. Reliance Infocomm was established to achieve the dream of late Mr. Dhirubhai Ambani, Founder Chairman of the Reliance Group, to leapfrog India into the center stage of the global communication and information technology space. Commensurate with this dream, Reliance Infocomm's mission is to become one of the world's ten largest telcos, and to be a key contributor in bringing India to a teledensity of 15 lines per hundred persons, as opposed to today's teledensity of three lines per hundred, all by the end of 2007. To achieve this, Reliance Telecomm is investing around $5.8 billion in nationwide infrastructure projects.

ABOUT SIEMENS PUBLIC COMMUNICATION NETWORKS (PVT.)

Siemens Public Communication Networks (Pvt.) Ltd. with a P1 credit and CRISIL AAA rating, is in the business of telecommunication network equipment supply, network design & installation and service support for Basic, Cellular and IP service providers, and telecom software development.

The wide product & solution portfolio comprises Next Generation Switching, Optics, Access, Fixed wireless & IP Solutions, Intelligent Networks, GSM, Mobile data solutions (WAP, GPRS), Radio, Broadband, Microwave, GSM- R, Wireless modules apart from services encompassing related products and systems.


ABOUT ALVARION
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188



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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ALVARION LTD.



Date: February 11, 2004                      By: /s/ Dafna Gruber
                                             -----------------------------------
                                             Name:  Dafna Gruber
                                             Title: Chief Financial Officer









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